Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            XM Canada Reports 19 Per Cent Subscriber Growth and Strong First Quarter
            2010 Results

            Double digit subscriber and revenue growth demonstrate the stability of subscription-based platform

            See below for details of XM Canada's annual meeting on January 19

            TORONTO, Jan. 15 /CNW/ - Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's leading provider of audio entertainment and information services, today released its financial results for the first quarter ended November 30, 2009.

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            First Quarter 2010 Financial Highlights

            Three months ended November 30, 2009 vs. three months ended November 30,
2008

            -   Revenue grew by 10 per cent to $13.7 million from $12.5 million, marking the 17th consecutive quarter of revenue growth
            -   Increased self-paying subscribers by 19 per cent to 391,600 from
                329,300
            -   Adjusted operating loss decreased by 66 per cent to $1.0 million from
                $2.9 million
            -   Net loss decreased by $29.8 million to $1.7 million from
                $31.5 million, in part through a foreign exchange change of
                $20.4 million and a gain of $7.1 million through debt repurchase
            -   Purchased US$9.0 million of high yield senior secured debt for
                US$1.1 million cash and US$2.1 million of new unsecured debt for a net reduction of debt of US$6.9 million
            >>

            "XM Canada is in a very good position," said Michael Moskowitz, President and Chief Executive Officer. "We have consistently grown our revenue, increased subscribers and improved our overall operations. We have a strong foothold in the auto industry where we can grow our presence as auto sales increase, especially in Canada. The introduction of a number of new products and services is attracting customers online and on the go. We are on track to improve our financial performance, but should we see additional improvements in the auto industry or general economy, our financial performance could greatly benefit."

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            Recent Business Highlights

            -   Expanded the platform of applications and services for wireless devices with the introduction of XM online+, which offers iPhone(R)
                and iPod touch(R) users an easy and portable way to experience XM programming anywhere, anytime. XM intends to introduce additional mobile applications and products throughout 2010
            -   Introduced the XM SkyDock(TM) to the Canadian market, bringing live satellite radio entertainment to millions of iPod touch(R) and
                iPhone(R) users in their cars
            -   Improved programming in partnership with the NHL. 'Power Play', a new segment on NHL Home Ice, is broadcast live from Wayne Gretzky's restaurant in Toronto and simulcast on the NHL TV network to over
                20 million households throughout North America and on XM in Canada and Sirius XM in the U.S.
            -   Surveyed growing subscriber base which showed customer satisfaction exceeded 90 per cent
            >>

            Financial Performance

            Revenue increased 10%, to $13.7 million from $12.5 million for the first quarter of 2010 and 2009, respectively. The increase was attributable to the
Company's growing subscriber base.
            Average Monthly Subscription Revenue per Subscriber (ARPU) was $11.26 and
$11.94 for the first quarters of 2010 and 2009, respectively. ARPU declined in the first quarter of 2010 compared to the first quarter of 2009 due to a significant increase in Automotive self-paying subscribers which have a lower
ARPU and to promotional discounts offered to consumers to encourage adoption of multi-year plans and increase retention.
            Adjusted Operating Profit (Loss) improved to a loss of only ($1.0 million) from a loss of ($2.9 million) for the first quarter of 2010 and 2009.
The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $2.1 million decrease in marketing spend and a $1.2 million one-time credit taken during the period.
            Pre-Marketing Adjusted Operating Profit decreased marginally, to $2.7 million from $2.8 million for the first quarters of 2010 and 2009. This quarter is the sixth consecutive quarter in which we have generated
Pre-Marketing Adjusted Operating Profit.
            Per Subscriber Acquisition Cost (SAC) was $35 and $59 for the first quarters of 2010 and 2009, respectively. The decrease in SAC is attributable to lower cost aftermarket receivers and shift in gross additions from the aftermarket to automotive channel, which has a lower subscriber acquisition cost. Per unit SAC also decreased in the automotive channel compared to the same period prior year due to lower acquisition costs from one of the
Company's automotive partners.
            Cost per Gross Addition (CPGA) was $83 and $130 for the first quarters of
2010 and 2009, respectively. CPGA declined year-over-year as a result of lower advertising and marketing costs as well as lower direct costs to acquire a subscriber. The Company expects that it will be able to continue to manage
CPGA in this range as it grows its subscriber base through cost efficient distribution channels.
            The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.
            Given the uncertainty in the credit markets we have identified a number of key arrangements and assumptions, in respect of our ability to manage our cash position, contained in the notes to our financial statements.

            About Canadian Satellite Radio Holdings Inc.

            Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original
Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM
Radio Online is available at http://www.xmradio.ca/freetrial/. Visit
www.xmradio.ca for programming and subscription information.
            XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.
            XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS
Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis
Budget Group rental vehicles.
            To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

            Forward-Looking Statements

            Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as
"expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

            <<
            XM Canada's Annual and Special Meeting of Shareholders

            Tuesday, January 19 at 10:00 am
            TSX Broadcast Centre
            130 King Street West
            Toronto

            CANADIAN SATELLITE RADIO HOLDINGS INC.
            RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
            TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)
            >>

            Adjusted Operating Profit (Loss) is defined as operating profit (loss)
before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.
            This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and
Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.
            Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.
            Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted
Operating Profit (Loss) adding back total marketing expenses. We believe that
Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing
Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

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            ($000's)                                    First Quarter  First Quarter
                                                                 2010           2009

            Reconciliation of profit (loss) before the
             undernoted to Adjusted Operating Profit (Loss)
            Profit (Loss) before the undernoted                (7,820)        (9,586)
            Add back non-Adjusted Operating Profit (Loss)
             items included
              Amortization                                      6,002          5,909
              Stock-based compensation                            745            690
              Costs paid by parent                                 66             60

            Adjusted Operating Profit (Loss)                   (1,007)        (2,927)
            Add back total                                      3,660          5,731
            Pre-Marketing Adjusted Operating Profit (Loss)      2,653          2,804
            >>

            %SEDAR: 00022901E          %CIK: 0001354901

            /For further information: Investors: Morlan Reddock, (416) 408-6899,
investor.relations(at)xmradio.ca; Media, Lorena Cordoba, (416) 924-5700 Ext.
4089, lorena.cordoba(at)cohnwolfe.ca/
            (XSR.)

CO:  XM Canada; Canadian Satellite Radio Holdings Inc.

CNW 16:58e 15-JAN-10